UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 21, 2019

(Date of earliest event reported)

Coherix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	38-3693744
(State or other incorporation)	(I.R.S. Employer Identification No.)

3980 Ranchero Dr.

Ann Arbor, MI 48108

(Full mailing address of principal executive offices)

(734) 922-4073

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

On November 21, 2019, Coherix, Inc. and Perceptron, Inc. issued a joint press release announcing a global commercial partnership, which is attached to this Form 1-U as Exhibit 15.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coherix, Inc. By: /s/ Dwight D. Carlson Name: Dwight D. Carlson Title: Chief Executive Officer Date: November 21, 2019

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EXHIBIT INDEX

Exhibit No.	Description

15	Press Release dated November 21, 2019.

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